SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

Sonera Corporation

(Name of Subject Company)

TeliaSonera AB (offeror)

(Name of Filing Persons)

Shares, no nominal value, and
American Depositary Shares, each representing one Share,
no nominal value
(Title of Class of Securities)

835 433 202

(CUSIP Number of Class of Securities)

Jan Henrik Ahrnell
General Counsel
TeliaSonera AB
Mårbackagatan 11
S-123 86 Farsta, Sweden
(+46 8) 713 1000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Petri Haussila, Esq.
White & Case LLP
Eteläranta 14
FIN-00130 Helsinki, Finland
(+358 9) 228 641

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

EXHIBIT INDEX

Exhibit No.

(a)(12)	Prospectus Supplement, dated December 18, 2002 (incorporated herein by reference to Post-Effective Amendment No. 1 to TeliaSonera’s Registration Statement on Form F-4, filed on December 18, 2002).

(a)(13)	Press release, dated February 10, 2003 (incorporated herein by reference to TeliaSonera’s Form 425 filed on February 10, 2003).

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by TeliaSonera AB, formerly Telia AB, a Swedish corporation (“TeliaSonera”), on October 7, 2002 and amended and supplemented by Amendment No. 1 filed by TeliaSonera on November 12, 2002 and Amendment No. 2 filed by TeliaSonera on December 9, 2002. This Schedule TO relates to the offer (the “Offer”) by TeliaSonera to exchange TeliaSonera shares (“shares”), nominal value SEK 3.20, TeliaSonera American Depositary Shares (“ADSs”), each representing five TeliaSonera shares, and certain TeliaSonera warrants for Sonera shares, no nominal value, Sonera ADSs, each representing one Sonera share, and certain Sonera warrants of Sonera Corporation, a Finnish corporation (“Sonera”), upon the terms and subject to the conditions set forth in the Prospectus, dated October 1, 2002 (the “Prospectus”) and the Prospectus Supplement, dated December 18, 2002 (the “Prospectus Supplement”), which are incorporated by reference in response to Items 1-11 of this Schedule TO.

Item 11. Additional Information

     TeliaSonera filed Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Registration Statement on Form F-4 relating to the Offer, amending and supplementing the Prospectus, and such Prospectus Supplement is attached hereto as exhibit (a)(12). TeliaSonera also issued a press release on February 10, 2003, announcing the final results of the Offer and such press release is attached hereto as Exhibit (a)(12). The information set forth in the press release is incorporated in its entirety herein by reference.

Item 12. Exhibits.

Exhibit No.

(a)(12)	Prospectus Supplement dated December 18, 2002 (incorporated herein by reference to Post-Effective Amendment No. 1 to TeliaSonera’s Registration Statement on Form F-4, filed on December 18, 2002).

(a)(13)	Press release, dated February 10, 2003 (incorporated herein by reference to TeliaSonera’s Form 425 filed on February 10, 2003).

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: February 10, 2003

TELIASONERA AB

By: /s/ Harri Koponen

Name: Harri Koponen Title: Deputy Chief Executive Officer

By: /s/ Jan Henrik Ahrnell

Name: Jan Henrik Ahrnell Title: General Counsel